AMENDMENT NO. 1 TO

INVESTOR REGISTRATION RIGHTS AGREEMENT

THIS AMENDMENT NO. 1 TO REGISTRATION RIGHTS AGREEMENT (this “Amendment”), dated effective as of March 31, 2006, by and among OPEN ENERGY CORPORATION (formerly Barnabus Energy, Inc.), a Nevada corporation (the “Company”), and the undersigned investor (the “Investor”).

WHEREAS:

A. The parties hereto previously entered into that certain Investor Registration Rights Agreement dated as of March 31, 2006 (the "Agreement").

B. The parties to the Agreement now desire to amend certain provisions set forth in the Agreement as more fully described herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Investor hereby agree as follows:

1.  AMENDMENT OF SECTION 2(b). Section 2(a) of the Agreement is hereby amended and replaced in its entirety with the following:

"(b) Effectiveness of the Initial Registration Statement. The Company shall use its best efforts (i) to have the Initial Registration Statement declared effective by the SEC no later than one hundred thirty-four (134) days from the date hereof (the "Scheduled Effective Deadline") and (ii) to insure that the Initial Registration Statement and any subsequent Registration Statement remains in effect until all of the Registrable Securities have been sold, subject to the terms and conditions of this Agreement."

2.  AMENDMENT OF SECTION 2(c). Section 2(c) of the Agreement is hereby amended and replaced in its entirety with the following:

"(c)  Failure to File or Obtain Effectiveness of the Registration Statement. In the event the Registration Statement is not filed by the Scheduled Filing Deadline or is not declared effective by the SEC on or before the Scheduled Effective Date, or if after the Registration Statement has been declared effective by the SEC, sales cannot be made pursuant to the Registration Statement (whether because of a failure to keep the Registration Statement effective, failure to disclose such information as is necessary for sales to be made pursuant to the Registration Statement, failure to register sufficient shares of Common Stock or otherwise) then as partial relief for the damages to any holder of Registrable Securities by reason of any such delay in or reduction of its ability to sell the underlying shares of Common Stock, but not including a Blackout Period (as defined in Section 3(e)) then the Company will pay as liquidated damages (the “Liquidated Damages”) to the holder, at the holder’s option, either a cash amount or shares of the Company’s Common Stock within three (3) business days, after demand therefore, equal to one percent (1%) of the liquidated value of the Convertible Debentures outstanding as Liquidated Damages for each thirty (30) day period after the Scheduled Filing Deadline or the Scheduled Effective Date as the case may be (pro rated on a daily basis), up to and not in excess of a maximum of fifteen (15) thirty-day periods. Common Stock issued pursuant to the immediately preceding sentence shall be valued at a price equal to the volume weighted average price of the Common Stock on the date due."

3.  ALL OTHER TERMS REMAIN UNCHANGED. All other terms set forth in the Agreement shall remain unchanged and this Amendment and the Agreement shall be deemed a single integrated agreement for all purposes.

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IN WITNESS WHEREOF, the parties have caused this Amendment No. 1 to Investor Registration Rights Agreement to be duly executed as of day and year first above written.

COMPANY:
OPEN ENERGY CORPORATION

By: /s/ David Saltman
Name: David Saltman
Title: President

INVESTOR:
CORNELL CAPITAL PARTNERS, LP
By: Yorkville Advisors, LLC it General Partner

By: /s/ Mark Angelo
Name: Mark Angelo
Title: President and Portfolio Manager